EXHIBIT (a)(4)

ARTICLES OF AMENDMENT

(1)

(2)	Eaton Vance Series Fund, Inc.

a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3) The charter of the corporation is hereby amended as follows:

Article V, Section 5.4 (c) is hereby replaced in its entirety with the following:

(c)

Pursuant to such power, the Board of Directors has designated shares of Common Stock of the Corporation as follows:

Name of Series	Class of Shares	Number of Shares Allocated

Eaton Vance Emerging Markets Debt Opportunities Fund	Class A	300,000,000
	Class C	100,000,000
	Class I	300,000,000
	Class R6	300,000,000

This amendment of the charter of the corporation has been approved by

(4) the Directors.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5) /s/ Maureen A. Gemma	(5) /s/ Payson F. Swaffield
Secretary	President

(6) Return address of filing party: